SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Company”)

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 18, 2014

I. Date, Time and Place: Held on June 18, 2014, at 14:00 p.m., on Praça Comandante Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Director’s Meeting Room, Jardim Aeroporto, São Paulo – SP . II. Attendance: All the members of the Board of Directors of the Company. III. Presiding Board of the Meeting: Chairman: Edmar Prado Lopes Neto, who invited me, Claudia Karpat, to act as a Secretary of the meeting. IV. Agenda: To pass resolutions on: (i) a tender offer, to be carried out by Gol Finance, in the foreign market, for the purchase of notes of its own issuance, with maturity date in 2017(“2017 Notes); (ii) a tender offer, to be carried out by Gol LuxCo S.A., in the foreign market, for the purchase of notes of its own issuance, with maturity date in 2023, (“2023 Notes); (iii) authorization to the Executive Committee of the Company to enter into all the documents and perform any and all acts necessary for the Tender Offers. (iv) authorization for entering into the 2nd amendment to the Private Instrument of Indenture of the 4th (fourth) Issue of Simple, Non-Convertible, Sole Series, Unsecured Debentures for Public Distribution on a Restricted Placement Efforts Basis, of VRG Linhas Aéreas S.A. (“4th Issue Indenture”) and of the 2nd amendment to the Private Instrument of Indenture of the 5th (fifth) Issue of Simple, Non-Convertible, Sole Series, Unsecured Debentures for Public Distribution on a Restricted Placement Efforts Basis, of VRG Linhas Aéreas S.A. (“5th Issue Indenture”), in which the Company acts as guarantor. V. Resolutions: After the necessary explanations were provided, and a detailed review of the documents pertaining to the matters of the agenda was carried out, the following items of the agenda have been approved by unanimous vote: (i) a tender offer offer, by Gol Finance, in the foreign market, for the purchase of the 2017 Notes (“2017 Notes Tender Offer); (ii) a tender offer, by Gol LuxCo S.A., in the foreign market, for the purchase of the 2023 Notes), (“2023 Notes Tender Offer”), jointly with the 2017 Notes Tender Offer, (“Tender Offers”); (iii) authorization to the Executive Officers of the Company to perform any and all acts and to enter into all documents necessary or convenient for the Tender Offers, as approved herein, including agreements, instruments and any related documents. All the acts performed up to now by the Executive Officers of the Company in relation to the Tender Offers are herein ratified; (iv) authorization to the Company, in its capacity as guarantor, to enter into the 2nd amendment to the 4th Issue Indenture, by which the tenor of the debentures will be extended and their income, payment dates and amounts, and the financial indexes thereof, will be changed, and the 2nd amendment to the 5th Issue Indenture, by which the income of the debentures and their financial indexes shall be changed, as per the terms and conditions which will be approve, respectively, by the General Meeting of Debenture Holders of the 4th (fourth) Issue of Simple, Non-Convertible, Sole Series, Unsecured Debentures for Public Distribution on a Restricted Placement Efforts Basis, of VRG Linhas Aéreas S.A., and by the General Meeting of Debenture Holders of the 5th (fifth) Issue of Simple, Non-Convertible, Sole Series, Unsecured Debentures for Public Distribution on a Restricted Placement Efforts Basis, of VRG Linhas Aéreas S.A., both of them will hold on June 20, 2014. VI. Temporary Closing of the Meeting and Drawing-up of the Minutes: After the floor was offered to whom might wish to use it, and since nobody did so, the meeting was temporarily suspended for the necessary time for these minutes to be drawn-up, and, upon being reopened, these minutes were read, checked and signed by the Chairman and by the Secretary of the meeting. I certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

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São Paulo, June 18, 2014.

________________________________ Edmar Prado Lopes Neto Chairman	_______________________________ Claudia Karpat Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.